March 3, 2020

Clayton Haynes
Chief Financial Officer
Super League Gaming, Inc.
2906 Colorado Ave.
Santa Monica, California 90404

       Re: Super League Gaming, Inc.
           Draft Registration Statement on Form S-1
           Submitted on February 28, 2020
           CIK No. 0001621672

Dear Mr. Haynes:

       This is to advise you that we do not intend to review your registration statement.

        We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jennifer L pez at (202)551-3792 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Trade &
Services